[LOGO]                                        NEWS RELEASE

COLLAGEN
AESTHETICS

COMPANY CONTACT:                            INVESTOR RELATIONS:
Michael A. Bates                            Bruce Voss (bruce@lhai.com)
Collagen Aesthetics, Inc.                   Lippert/Heilshorn & Associates, Inc.
(650) 856-0200                              (310) 575-4848
www.collagen.com                            www.lhai.com

                      COLLAGEN AESTHETICS REPORTS YEAR-END
 RESULTS EPS FROM CONTINUING OPERATIONS OF $1.15, GLOBAL INJECTABLE SALES UP 11%

PALO ALTO, Calif. (August 5, 1999) - Collagen Aesthetics, Inc. (NASDAQ NM: CGEN) today reported financial results for the quarter and year ended June 30, 1999.

     For the fiscal 1999 fourth quarter, Collagen Aesthetics reported income from continuing operations of $3.7 million, or $0.43 per diluted share, compared with $39,000 of income from continuing operations during the prior year period, which included the operating results of Cohesion Technologies (NASDAQ NM: CSON). During the quarter, the Company increased its provision for the loss on disposal of LipoMatrix by $11.5 million, thereby resulting in a net loss of $3.7 million, or a loss of $0.43 per diluted share, compared with a net loss of $9.3 million, or a loss of $1.04 per diluted share, in the prior year period.

     LipoMatrix was Collagen Aesthetics' breast implant business, which the Company treated as a discontinued operation in June 1998 and divested in November 1998. The adjustment records additional current and future costs related to ongoing clinical follow-up for multi-year studies in the U.S. and Europe, the withdrawal of the Trilucent(R) breast implant from the European and U.K. markets, safety studies and a patient surveillance program in the U.K. These costs are expected to be paid over the next several years.

     Fourth quarter product sales of $24.2 million included $19.2 million in sales of facial injectable products, a 16% increase over the prior year period, and $3.1 million in sales of Contigen(R) Bard(R) collagen implant, the Company's incontinence treatment.

     For fiscal year 1999, Collagen Aesthetics reported income from continuing operations of $10.0 million, or $1.15 per diluted share, compared with a loss from continuing operations of $1.9 million, or a loss of $0.21 per diluted share, during fiscal year 1998. Fiscal year 1998 financials included the operating results of Cohesion Technologies and a $1.5 million restructuring charge. Net income for fiscal year 1999 was $2.6 million, or $0.30 per diluted share, compared with a net loss of $14.1 million, or a loss of $1.58 per diluted share, in the prior year.

     Fiscal year 1999 product sales of $86.4 million included $65.9 million in sales of facial injectable products, an 11% increase over fiscal year 1998, and $14.3 million in sales of Contigen implant, a 19% decrease over fiscal year 1998.

     Commenting on the fiscal year 1999 fourth quarter, Gary Petersmeyer, president and chief executive officer, said, "We are pleased with the continued growth in injectable sales, particularly the 18% improvement in worldwide sales of Zyderm(R) and Zyplast(R) collagen implants, and the $3.7 million increase in income from continuing operations over the prior year period. Also, Collagen KK, our Japanese subsidiary, recently received approval for the SoftForm(R) facial implant and will begin sales on September 1, 1999. However, our performance results were significantly impacted by the decline in Contigen sales and the $11.5 million increase in our provision for the discontinued operations of LipoMatrix. These additional costs are a result of the Company's commitment to work with the regulatory authorities to provide data on the Trilucent implant."

     Results for the quarter and year ended June 30, 1998 included operations of Cohesion Technologies, which was spun off to Collagen stockholders in mid-August 1998. In connection with the operating

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results of Cohesion, the Company reported a gain on sale of investments of $5.4 million and $19.1 million for the quarter and year ended June 30, 1998, respectively, from the sale of Boston Scientific common stock (NYSE: BSX), which partially funded Cohesion Technologies operating expenses of $7.0 million and $33.5 million, respectively.

     On July 31, 1999, Collagen Aesthetics entered into a definitive agreement with Inamed Corporation whereby Inamed will make a tender offer for all of Collagen Aesthetics' outstanding shares and options at a price of $16.25 per share in cash.

     Collagen Aesthetics has scheduled an investor conference call regarding this announcement to be held today at 4:30 p.m. Eastern Time. To participate in the call, a few minutes prior to the start time please dial (800)288-8974. Those unable to participate are invited to listen to a recording of the call and Q&A from August 5, 1999 through the end of the day August 9, 1999 by dialing
(800)-475-6701, access code 461840.

     Set forth on the following page are unaudited results of Collagen Aesthetics, Inc. operations for the quarter and year ended June 30, 1999 and 1998.

     Collagen Aesthetics is maximizing the Company's worldwide aesthetic medicine franchise and nearly two decades of physician relationships with proprietary and in-licensed products. The Company's proprietary product line includes Zyderm(R) and Zyplast(R) collagen implants and Contigen(R) Bard collagen implant, while in-licensed products include Hylaform(R) viscoelastic gel, SoftForm(R) facial implant, Refinity(TM) Medical Skin Solutions and the Coblation(TM) dermatologic surgery system. For more information regarding Collagen Aesthetics, please visit the Company's Web site at www.collagen.com. In addition, Collagen Aesthetics' press releases can be viewed at www.businesswire.com/cnn/cgen.htm.

     Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, the accuracy of which is necessarily subject to risks and uncertainties including the timing of product introductions, receipt of regulatory approvals, actions taken by regulatory authorities, clinical efficacy of and market demand for products, product development cycles, results of clinical studies, development and rate of growth of new markets, potential unfavorable publicity regarding Collagen Aesthetics or its products, possible reversal of sales trends, and risks associated with Inamed completing its proposed acquisition of Collagen Aesthetics, among other matters discussed in this release. Actual results are subject to risks and uncertainties, and actual events and results may differ significantly from the discussion of such matters in the forward-looking statements. Such differences may be based upon factors within Collagen Aesthetics' control, such as strategic planning decisions by management and reallocation of internal resources, or on factors outside of the Company's control, such as scientific advances by third parties, introduction of competitive products and actions or delays by regulatory authorities, as well as those factors set forth under the heading "Factors That May Affect Future Results of Operations" in Collagen Aesthetics' Form 10-K filed for the year ended June 30, 1998 and Form 10-Q for the quarter ended March 31, 1999.

                           Financial Tables to Follow
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                            COLLAGEN AESTHETICS, INC.
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
               (In thousands, except share and per share amounts)

                                                                                       June 30,             June 30,
                                                                                         1999               1998 (a)
                                                                                         ----               --------
ASSETS
    Current assets:
      Cash and cash equivalents                                                        $  16,741           $   7,916
      Short-term investments                                                               7,890               8,011
      Accounts receivable, less allowance for doubtful accounts
           ($439 in 1999 and $505 in 1998)                                                14,283              13,764
      Inventories, net                                                                    11,690              12,101
      Inventories of discontinued operations, net                                             --                 417
      Other current assets, net                                                            9,691              11,016
                                                                                       ---------           ---------
               Total current assets                                                       60,295              53,225

    Property and equipment, net                                                           12,877              14,448
    Intangible assets , net                                                                8,877               6,861
    Investment in Boston Scientific Corporation                                               --              73,979
    Investment in Innovasive Devices, Inc.                                                    --               7,027
    Investment in Pharming, B.V                                                               --               7,010
    Loans to officers and employees                                                           --                 259
    Other investments and assets, net                                                      6,021               3,530
                                                                                       ---------           ---------
                                                                                       $  88,070           $ 166,339
                                                                                       =========           =========

LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
      Accounts payable                                                                 $   7,206           $   3,561
      Accrued compensation                                                                 3,166               4,749
      Accrued liabilities and other                                                       19,033              14,020
      Income taxes payable                                                                15,666              10,606
      Net liabilities of discontinued  operations                                             --                 781
                                                                                       ---------           ---------
               Total current liabilities                                                  45,071              33,717

    Long-term liabilities:
      Deferred income taxes                                                                   --              30,589
      Other long-term liabilities                                                          1,170               1,393
                                                                                       ---------           ---------
               Total long-term liabilities                                                 1,170              31,982

    Commitments and contingencies
    Minority interest                                                                         --                  --
    Stockholders' equity:
      Preferred stock, $.01 par value, authorized: 5,000,000 shares; none
         issued or outstanding                                                                --                  --
      Common shares, $.01 par value, authorized: 28,950,000 shares, issued:
         11,046,359 shares (10,937,830 shares at June 30, 1998), outstanding:
          8,592,359 shares (8,864,930 shares at June 30, 1998)                               110                 109
      Additional paid-in capital                                                          56,036              69,619
      Retained earnings                                                                   34,711              32,128
      Cumulative translation adjustment                                                   (2,084)             (2,030)
      Unrealized gain on available-for-sale investments                                       --              43,833
      Treasury stock, 2,454,000 shares (2,072,900 shares in 1998)                        (46,944)            (43,019)
                                                                                       ---------           ---------
               Total stockholders' equity                                                 41,829             100,640
                                                                                       ---------           ---------
                                                                                       $  88,070           $ 166,339
                                                                                       =========           =========

(a) Amounts derived from audited financial statements. Includes amounts related to Cohesion Technologies, Inc,. which was spun off to Collagen stockholders on August 18, 1998.
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                            COLLAGEN AESTHETICS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                    (In thousands, except per share amounts)

                                                                    Quarter Ended              Year Ended
                                                                       June 30,                  June 30,
                                                                 1999         1998 (a)     1999 (a)      1998 (b)
                                                                 ----         --------     --------      --------
Revenues:
   Product sales                                              $  24,232     $  22,732     $  86,389     $  82,772

Costs and expenses:
   Cost of sales                                                  7,050         6,388        24,559        23,958
   Selling, general and administrative                           10,105        12,470        41,120        42,535
   Research and development                                         887         6,637         7,889        22,715
   Restructuring expense                                             --         1,541            --         1,541
   Acquired in-process research and development                      --            57            --        10,587
                                                              ---------     ---------     ---------     ---------
      Total operating costs and expenses                         18,042        27,093        73,568       101,336
                                                              ---------     ---------     ---------     ---------
Income (loss) from operations                                     6,190        (4,361)       12,821       (18,564)

Other income (expense):
   Net gain on investments, principally Boston Scientific
      Corporation                                                    --         5,358         3,721        19,096
   Equity in earnings (losses) of affiliates, net                    --            80           (35)         (151)
   Interest income                                                  118           286           591           988
   Interest expense                                                  (3)           (6)          (64)          (56)
                                                              ---------     ---------     ---------     ---------
Income before income taxes, minority interest and
   discontinued operations                                        6,305         1,357        17,034         1,313

Provision for income taxes                                        2,585         1,296         7,010         3,207
Minority interest                                                    --            22             1           (16)
                                                              ---------     ---------     ---------     ---------
Income (loss) from continuing operations                          3,720            39        10,023        (1,878)

Discontinued operations:
   Loss from operations                                              --        (1,198)           --        (5,278)
   Benefit for income taxes                                          --           369            --         1,629
                                                              ---------     ---------     ---------     ---------
      Loss from discontinued operations net of taxes                 --          (829)           --        (3,649)

   Loss from disposal                                           (11,500)      (11,045)      (11,500)      (11,045)
   Benefit for income taxes                                       4,059         2,489         4,059         2,489
                                                              ---------     ---------     ---------     ---------
      Loss from discontinued operations net of taxes             (7,441)       (8,556)       (7,441)       (8,556)
                                                              ---------     ---------     ---------     ---------
      Total loss from discontinued operations net of taxes       (7,441)       (9,385)       (7,441)      (12,205)
                                                              ---------     ---------     ---------     ---------
Net income (loss)                                             $  (3,721)    $  (9,346)    $   2,582     $ (14,083)
                                                              =========     =========     =========     =========
Net income (loss) per share - Basic:
   Continuing operations                                      $     .43     $      --     $    1.16     $    (.21)
   Discontinued operations                                         (.86)        (1.04)         (.86)        (1.37)
                                                              ---------     ---------     ---------     ---------
      Net income (loss) per share - Basic                     $    (.43)    $   (1.04)    $     .30     $   (1.58)
                                                              =========     =========     =========     =========
Net income (loss) per share - Diluted:
   Continuing operations                                      $     .43     $      --     $    1.15     $    (.21)
   Discontinued operations                                         (.86)        (1.04)         (.85)        (1.37)
                                                              ---------     ---------     ---------     ---------
      Net income (loss) per share - Diluted                   $    (.43)    $   (1.04)    $     .30     $   (1.58)
                                                              =========     =========     =========     =========

Shares used in calculating per share information - Basic          8,565         8,947         8,650         8,913
                                                              =========     =========     =========     =========
Shares used in calculating per share information - Diluted        8,565         8,947         8,714         8,913
                                                              =========     =========     =========     =========

(a) Includes results of Cohesion Technologies, Inc., which was spun off to Collagen stockholders on August 18, 1998.
(b) Amounts derived from audited financial statements for the periods illustrated. Includes results of Cohesion Technologies, Inc., which was spun off to Collagen stockholders on August 18, 1998.